U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2006

Q4 Revenues $241.1 million, up 18.4% Year over Year

Fiscal year 2006 Revenues $983.6 million, up 44.7% Year over Year

Havant, UK – January 4, 2007 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the fourth quarter and fiscal year ended November 30, 2006.  Revenues for the fourth quarter were $241.1 million, an increase of 18.4% compared to revenues of $203.6 million for the same period last year and down 8.4% compared to $263.1 million in the prior quarter.

For the fourth quarter, GAAP net income was $9.4 million, or $0.32 per diluted share compared to GAAP net income of $13.8 million in the same period last year. Non-GAAP net income from continuing operations decreased 30% to $10.9 million, or a diluted earnings per share of $0.36, compared to non-GAAP net income of $15.5 million in the same quarter a year ago. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Consolidated Statements of Cash Flows”, below.

Gross profit margin in the fourth quarter was 17.4%, compared to 21.7% in the same period last year and 21.1% in the prior quarter. These movements primarily result from a lower proportion of Storage Infrastructure revenues and product mix within each business.

Revenues for fiscal year 2006 were $983.6 million, an increase of 44.7%, compared to revenues of $679.6 million for fiscal year 2005.

GAAP net income for fiscal year 2006 was $58.2 million or $1.97 per diluted share compared to a GAAP net income of $42.2 million for fiscal year 2005. Non-GAAP net income from continuing operations for fiscal year 2006 increased 38.3% to $64.9 million, or a diluted earnings per share of $2.17, compared to non-GAAP net income of $46.9 million for fiscal year 2005.

“I am very pleased with our outstanding performance for the 2006 Fiscal Year. The results for the year support our strong position in the industries we serve and our on-going effort and focus in expanding our partnership with our existing customers and in developing partnerships with new customers,” said Steve Barber, CEO of Xyratex. “Though there is some additional uncertainty related to the capital spending plans of our customers in 2007, we are confident that the fundamentals within the markets we serve are strong and that our technology and strong execution will benefit us over the longer term.”

Business Highlights

•                  We announced that the E5402E 3Gb SAS - SAS/SATA RAID system is now shipping. The 2U 12 drive E5402E provides end-users with high performance, system flexibility and simplified management and integration.

•                  We announced that Hammer will integrate Xyratex’s latest E5402E SAS RAID system into its V2 branded storage solutions. The Xyratex E5402E RAID array is a 2U, 12-drive SAS-to-SAS subsystem that supports 3Gbps SAS and SATA disk drives and can be expanded to support up to 60 SAS/SATA drives.

•                  We entered into an extensive patent cross license agreement with IBM, and acquired key skills, assets and IP from ARIO Data Networks. Both the agreement and acquisition enhance our storage systems technology roadmap capability.

•                  We shipped our two millionth disk drive production test slot. In March 2005, we announced that we had shipped our one millionth test slot and we have recently doubled that milestone which reflects our exceptional growth and strong position within the drive industry.

•                  We secured new design wins with DVS and Dallmeier in Germany as well as a number of other Tier 2 and Tier 3 customers.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the first quarter of 2007 is projected to be in the range $220 to $235 million.

•                  Fully diluted earnings per share is anticipated to be between $0.16 and $0.26 on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.23 and $0.33. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 2:00 p.m. PT/5:00 p.m. ET on Thursday, January 4, 2007.

The conference call can be accessed online via the company’s website

www.xyratex.com/investors, or by telephone as follows:

United States	(800) 295-3991
Outside the United States	(617) 614-3924
Passcode	46851769

A replay will be available via the company’s website

www.xyratex.com/investors, or can be accessed by telephone through

January 11, 2007 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	45746111

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEMs, Solution Integrators and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia. For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations

Brad Driver, +1 408-325-7260

bdriver@us.xyratex.com

www.xyratex.com

or

Xyratex Public Relations

Schwartz Communications

Emily Call Borders, Nate Hermes, +1 415-512-0770

Email: xyratex@schwartz-pr.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$167,618	$121,200	$598,752	$415,379
Storage Infrastructure	73,478	82,364	384,881	264,230
Total revenues	241,096	203,564	983,633	679,609

Cost of revenues	199,058	159,334	786,347	535,315
Gross profit:
Storage and Network Systems	21,814	18,686	82,762	64,831
Storage Infrastructure	20,504	25,544	115,447	79,463
Equity compensation	(280)	—	(923)	—
Total gross profit	42,038	44,230	197,286	144,294
Operating expenses:
Research and development	17,466	16,845	71,391	54,327
Selling, general and administrative	15,867	11,738	60,449	38,842
Amortization of intangible assets	1,430	1,658	5,123	3,218
In process research and development	—	1,000	—	3,230
Total operating expenses	34,763	31,241	136,963	99,617
Operating income	7,275	12,989	60,323	44,677
Other income	1,202	—	3,167	—
Interest income, net	295	156	1,162	1,176
Income before income taxes	8,772	13,145	64,652	45,853
Provision (benefit) for income taxes	(582)	(394)	6,474	3,964
Net income from continuing operations	9,354	13,539	58,178	41,889
Income from discontinued operations (net of taxes)	—	280	—	280
Net income	$9,354	$13,819	$58,178	$42,169

Net earnings per share - basic:
Net income from continuing operations	$0.33	$0.48	$2.03	$1.48
Income from discontinued operations, net of income tax	—	0.01	—	0.01
Net earnings per share	$0.33	$0.49	$2.03	$1.49

Net earnings per share - diluted:
Net income from continuing operations	$0.32	$0.47	$1.97	$1.44
Income from discontinued operations, net of income tax	—	0.01	—	0.01
Net earnings per share	$0.32	$0.48	$1.97	$1.45

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,762	28,425	28,663	28,329
Diluted	29,505	28,867	29,604	29,031

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2006	2005
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$56,921	$41,240
Accounts receivable, net	105,324	82,449
Inventories	93,111	71,543
Prepaid expenses	2,390	2,244
Deferred income taxes	2,513	6,480
Other current assets	7,247	3,236
Total current assets	267,506	207,192
Property, plant and equipment, net	34,471	25,643
Intangible assets, net	58,109	50,904
Deferred income taxes	15,594	17,551
Total assets	$375,680	$301,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$84,896	$79,927
Acquisition note payable	—	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	16,645	13,620
Deferred revenue	16,303	16,434
Income taxes payable	1,641	421
Other accrued liabilities	14,701	15,506
Total current liabilities	138,186	132,908
Long-term debt	3,000	7,000
Total liabilities	141,186	139,908

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,793 and 28,437 issued and outstanding	288	284
Additional paid-in capital	344,686	333,886
Accumulated other comprehensive income (loss)	2,774	(1,356)
Accumulated deficit	(113,254)	(171,432)
Total shareholders’ equity	234,494	161,382
Total liabilities and shareholders’ equity	$375,680	$301,290

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2006	2005
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$58,178	$41,889
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	10,105	6,694
Amortization of intangible assets	5,123	3,218
Non-cash equity compensation	7,194	828
Bonus paid by trust	—	144
In process research and development	—	3,230
Loss on sale of assets	265	90
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(21,098)	(29,272)
Inventories	(21,528)	(16,297)
Prepaid expenses and other current assets	1,138	(542)
Accounts payable	4,302	25,668
Employee compensation and benefits payable	3,025	2,474
Deferred revenue	(131)	(2,560)
Income taxes payable	80	(643)
Deferred income taxes	5,824	4,403
Other accrued liabilities	2,016	(986)
Net cash used for operating activities of discontinued operations	—	280
Net cash provided by operating activities	54,493	38,618

Cash flows from investing activities:
Investments in property, plant and equipment	(19,932)	(17,070)
Dispositions in property, plant and equipment	762	—
Acquisition of intangible assets	(4,000)	—
Acquisition of business, net of cash received	(12,252)	(34,845)
Net cash used in investing activities	(35,422)	(51,915)

Cash flows from financing activities:
Payments of short-term borrowings	(4,000)	(9,133)
Payment of acquisition note payable	(3,000)	(2,000)
Proceeds from issuance of shares	3,610	2,175
Net cash used in financing activities	(3,390)	(8,958)
Change in cash and cash equivalents	15,681	(22,255)
Cash and cash equivalents at beginning of period	41,240	63,495
Cash and cash equivalents at end of period	$56,921	$41,240

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME FROM CONTINUING OPERATIONS TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2006	(a)	2006
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$167,618		$167,618
Storage Infrastrucure	73,478		73,478
Total revenues	241,096		241,096

Cost of revenues	199,058	(280)	198,778
Gross profit:
Storage and Network Systems	21,814		21,814
Storage Infrastrucure	20,504		20,504
Equity compensation	(280)	280	—
Total gross profit	42,038		42,318
Operating expenses:
Research and development	17,466	(557)	16,909
Selling, general and administrative	15,867	(981)	14,886
Amortization of intangible assets	1,430	(1,430)	—
Total operating expenses	34,763		31,795
Operating income	7,275		10,523
Other income	1,202	(1,202)	—
Interest income, net	295		295
Income before income taxes	8,772		10,818
Provision (benefit) for income taxes	(582)	523	(59)
Net income from continuing operations	9,354		10,877

Net earnings per share from continuing operations:
Basic	$0.33		$0.38
Diluted	$0.32		$0.36

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,762		28,762
Diluted	29,505	416	29,921

	Year Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2006	(a)	2006
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$598,752		$598,752
Storage Infrastrucure	384,881		384,881
Total revenues	983,633		983,633

Cost of revenues	786,347	(923)	785,424
Gross profit:
Storage and Network Systems	82,762		82,762
Storage Infrastructure	115,447		115,447
Equity compensation	(923)	923	—
Total gross profit	197,286		198,209
Operating expenses:
Research and development	71,391	(1,962)	69,429
Selling, general and administrative	60,449	(4,309)	56,140
Amortization of intangible assets	5,123	(5,123)	—
Total operating expenses	136,963		125,569
Operating income	60,323		72,640
Other income	3,167	(3,167)	—
Interest income, net	1,162		1,162
Income before income taxes	64,652		73,802
Provision for income taxes	6,474	2,384	8,858
Net income from continuing operations	58,178		64,944

Net earnings per share from continuing operations:
Basic	$2.03		$2.27
Diluted	$1.97		$2.17

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,663		28,663
Diluted	29,604	289	29,893

	Three Months Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$121,200		$121,200
Storage Infrastrucure	82,364		82,364
Total revenues	203,564		203,564

Cost of revenues	159,334		159,334
Gross profit:
Storage and Network Systems	18,686		18,686
Storage Infrastrucure	25,544		25,544
Total gross profit	44,230		44,230
Operating expenses:
Research and development	16,845	(830)	16,015
Selling, general and administrative	11,738	(207)	11,531
Amortization of intangible assets	1,658	(1,658)	—
In process research and development	1,000	(1,000)	—
Total operating expenses	31,241		27,546
Operating income	12,989		16,684
Interest income, net	156		156
Income before income taxes	13,145		16,840
Provision (benefit) for income taxes	(394)	1,701	1,307
Net income from continuing operations	13,539		15,533

Net earnings per share from continuing operations:
Basic	$0.48		$0.55
Diluted	$0.47		$0.54

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,425		28,425
Diluted	28,867		28,867

	Year Ended
	GAAP	Non-GAAP	Non-GAAP
	November 30,	Adjustment	November 30,
	2005	(a)	2005
	(US dollars in thousands, except per share amounts)
Revenues:
Storage and Network Systems	$415,379		$415,379
Storage Infrastrucure	264,230		264,230
Total revenues	679,609		679,609

Cost of revenues	535,315		535,315
Gross profit:
Storage and Network Systems	64,831		64,831
Storage Infrastrucure	79,463		79,463
Total gross profit	144,294		144,294
Operating expenses:
Research and development	54,327	(830)	53,497
Selling, general and administrative	38,842	(828)	38,014
Amortization of intangible assets	3,218	(3,218)	—
In process research and development	3,230	(3,230)	—
Total operating expenses	99,617		91,511
Operating income	44,677		52,783
Interest income, net	1,176		1,176
Income before income taxes	45,853		53,959
Provision for income taxes	3,964	3,047	7,011
Net income from continuing operations	41,889		46,948

Net earnings per share from continuing operations:
Basic	$1.48		$1.66
Diluted	$1.44		$1.62

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,329		28,329
Diluted	29,031		29,031

(a)                                  Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2006 and November 30, 2005 includes non-cash amortization of intangible assets, non-cash equity compensation expense and income from the sale of a product line. Non-GAAP Adjustment for the three and twelve month periods ended November 30, 2005 also includes in-process research and development expense, expenses of $830,000 resulting from withdrawing from a major research and development project and a tax benefit of $864,000 resulting from a reorganization of our legal structure.. The Non-GAAP Adjustment for these periods also include the related tax effects.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: January 4, 2007